Appendix A

Pyrford International

Code of Ethics and Personal Account Dealing Policy

SCOPE

This policy applies to all staff of Pyrford International Ltd. The policy reflects our fiduciary obligation to clients and the value we place on conduct and ethics to meet these obligations. Any questions regarding the interpretation or application of this policy should be directed to the Chief Compliance Officer or Business Unit Compliance Officer.

GENERAL

All financial services regulators from whom Pyrford has obtained permissions to offer investment services make it unlawful for us to engage in conduct which is deceitful, fraudulent, manipulative, or which involves false or misleading statements in connection with the regulatory activities we perform.

These regulators also require us to manage conflicts of interest within our business and prohibit members of staff from using information concerning investment intentions from portfolio management activities, or their ability to influence such investment intentions, for personal gain or in a manner detrimental to the interests of our clients.

Being registered as an Investment Adviser with the SEC, pursuant to rule 17j-1 under the Investment Company Act 1940, Pyrford is required to establish standards and procedures for the detection and prevention of activities by which members of staff may abuse their fiduciary duties to clients. FCA conduct of business rules in the UK require us to put in place arrangements which prevent personal transactions from giving rise to conflicts of interest or making use of confidential information relating to clients or transactions with or for clients.

This policy is designed to ensure we meet with these regulatory requirements.

STANDARD OF BUSINESS CONDUCT

All members of staff must adhere to SEC federal securities law and FCA principles for approved persons as well as BMO’s Code of Conduct. Pyrford expects all members of staff to adhere to the FCA Statements of Principle:

•	Staff must act with act with integrity in carrying out their accountable functions;

•	Staff must act with due skill, care and diligence;

•	Staff must observe proper standards of market conduct;

•	Staff must deal with regulators in an open cooperative way and must not disclose any information which they would not reasonably expect;

•

Members of staff performing an accountable significant influence function must take reasonable steps to ensure that the business of the firm for which they are responsible is organised so that it can be controlled effectively;

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Staff members must not:

•	Employ any device or scheme to defraud clients;

•	Mislead clients by making any untrue statements of fact or omit to state a material fact;

•	Engage in any act or practice which operates or would operate as a fraud or deceit;

•	Engage in manipulative practices.

REPORTING REQUIREMENTS

Initial certification and recording of holdings

Every new member of staff must submit a record of holdings held either by themselves or a connected individual within ten days of joining. A form to be used to file this report is attached as Appendix 2.

Quarterly Reports

Within ten days after the end of each calendar quarter, every member of staff shall submit a report to Compliance of all transactions occurring during the quarter in securities they had any direct or indirect beneficial ownership.

Annual reports

Annually, by January 30 of each year, every member of staff must submit an Annual Certification of Compliance and an Annual Holdings Report to Compliance.

PERSONAL ACCOUNT DEALING

Staff members are permitted to undertake personal transactions subject to the requirements set out in this policy. When undertaking personal transactions, the interests of our clients must take priority. Staff are expected to give due care and attention in ensuring they avoid personal transactions interfering with the performance of their duties of employment.

Personal transactions

A ‘personal transaction’ is defined in the FCA handbook as a trade in a designated investment effected by or on behalf of the following individuals:

•	A relevant person (a director or employee of Pyrford);

•	Spouse or civil partner of a relevant person;

•	A dependent child or stepchild of the relevant person;

•	Any other relative of the relevant person who has shared the same household as that person for at least one year on the date of the personal transaction;

•	Any person with whom the relevant person has close links (this include members of investment clubs);

•	Any other person with whom the relevant person has a direct or indirect interest in the outcome of the trade.

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Types of personal transactions

All relevant persons must follow this policy when they effect personal transactions in the following capacities:

•	Deal on own account;

•	Dealing as a representative or another person; as an attorney, adviser, executor, trustee;

•	Providing advice to a third party not mentioned above, unless done so in the course of employment;

•

Personal transactions in most types of designated investments are within scope of this policy. This includes transactions undertaken through all types of tax wrappers such as Stock and Shares ISAs, General Investment Accounts, Personal Pensions, SIPP, Investment bonds etc.

Pre-clearance requirements

All members of staff are required to pre-clear personal transactions and must obtain approval from Compliance.

Transaction pre-clearances must be obtained no more than 3 days prior to make a purchase or sale of a security. If the trade is not made within 3 days of the date of clearance, a new request must be submitted.

Pre-clearance must be obtained in writing by completing a Personal Account Dealing approval form.

The CCO or his designate will approve or reject a personal transaction giving consideration to a number of factors, including but not limited to:

•	whether the securities are held, or would qualify to be held, in client portfolios;

•	the individual’s personal transactions history over a period;

•	specifying a minimum holding period;

•	dealing dates on client portfolios including unexecuted orders;

•	whether there are any restrictions on trading in the security;

•	whether the amount or nature of the transaction is likely to affect the price and market of the security.

As part of regulatory requirements, the CCO will maintain a record of every personal transaction which has been approved and rejected.

Execution of transactions

Once consent has been obtained for a personal transaction, staff may deal with a broker of their choice. Staff must inform their broker to send a duplicate copy of all contract notes to the CCO directly. Where this is not possible confirmation of trade completion must be provided by the member of staff to the CCO within five days of trade date.

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Exceptions

There are some instances where notification or consent approval of a personal transaction will not be required:

•	Buying, or changing participation levels, in BMO shares as part of the AESOP;

•

Sale and purchases of units in open ended collective investment schemes (other than BMO Investments Ireland plc and third-party schemes were Pyrford has sub advisory or investment management agreements);

•	Purchases which are part of an automatic dividend reinvestment plan;

•	Compulsory sales

•	Where the individual is a beneficiary of a trust;

•	Purchases, sales for an account over which the member of staff has no direct influence or control and does not exercise indirect influence or control (excluding trusts and investment clubs).

BMO corporate trading windows

BMO restricts trading of Bank of Montreal securities by certain individuals to four periods of approximately 30 days. These periods are the called the Trading Windows and commence on the third business day following the release of the quarterly results of BMO Financial Group. Trading by affected employees and their related parties outside the Trading Windows is strictly prohibited and subject to potential disciplinary action.

In the case of BMO Financial Group, Trading Window procedures are one of a number of controls used by BMO to protect material confidential information. The Trading Window restriction is intended to apply to Compliance and Directors of Pyrford.

Prohibited transactions

Transactions in the following investments are not permitted from a personal account dealing perspective:

•	Futures, options, forwards or contracts for differences;

•	Spread betting on any investment detailed in this Code of Ethics;

•	Participating in new public issues which are not genuinely open to the public and where the potential allocation to the employee would affect any proposed client orders;

•	Dealing in stocks on the Pyrford restricted list;

•	Leveraged structured products;

•	Short term and speculative personal transactions (defined as the purchase and then the sale and vice versa) of the same security within thirty calendar days is not permitted;

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•

Excessive or inappropriate trading that interferes with job performance or compromises the duty Pyrford owes to its clients will not be permitted. More than 25 trades a quarter constitutes as excessive trading;

•

Staff members are prohibited from personal transactions five days from a client order in the same security unless dealing for an amount less than £25,000 in equities or £50,000 in fixed income in G7 markets.

Breach

Staff must report breaches or possible breaches of this policy. A breach of the personal account dealing rules is a breach of an employee’s contract of employment which may also affect an employee’s fit and proper status and consequently may lead to the removal of approved person status. Individual breaches of these rules may be penalised by:

•	Reversal of a trade, with any loss (including dealing costs, tax etc.) being borne by the employee and any profit being to donate to charity; or

•	Where the reversal itself might constitute a breach of these rules, the donation of a sum representing the profit on a trade being donated to charity;

•	As an alternative, at the discretion of the CCO a prohibition on any personal account dealing for a specified period can be issued.

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